UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Andrew Powell

General Counsel and Corporate Secretary

Medivation, Inc.

525 Market Street, 36th Floor

San Francisco, California 94105

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie K. Leigh Kenneth L. Guernsey Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Daniel A. Neff Mark Gordon Gregory E. Ostling Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Medivation, Inc., a Delaware corporation (“Medivation”), with the Securities and Exchange Commission on August 30, 2016 (the “Schedule 14D-9”), relating to the offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”, or “Pfizer”), to purchase all of the outstanding shares of Medivation’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by adding the following words immediately before the period at the end of the first paragraph under the heading “Confidentiality Agreement” on page 15 of the Schedule 14D-9: “(the termination provision comprised of clauses i, ii and iii above, the “Fall-Away Provision”)”.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by adding the words “, which included a six-month standstill provision with a fall-away provision identical to the Fall-Away Provision as defined under the heading “Confidentiality Agreement” under Item 3 on page 15 of the Schedule 14D-9,” in each of the following places under the heading “Background of Offer and Merger” of the Schedule 14D-9:

i.	after the words “confidentiality agreements” in the second to last paragraph on page 19 of the Schedule 14D-9, which paragraph begins with the words “On June 29, 2016”;

ii.	after the words “confidentiality agreement” in the fourth complete paragraph on page 20 of the Schedule 14D-9, which paragraph begins with the words “On July 9, 2016”; and

iii.	after the words “confidentiality agreement” in the fifth complete paragraph on page 20 of the Schedule 14D-9, which paragraph begins with the words “On July 13”.

Item 4 of the Schedule 14D-9 under the subheading “Opinion of J.P. Morgan” under the heading “Opinions of Financial Advisors” is hereby amended and restated as follows:

i.	The following is hereby inserted at the end of page 32 of the Schedule 14D-9:

“Results of the analysis were presented for Medivation and the selected companies as indicated in the following table:

	FV / 2017E Revenue	FV / 2018E Revenue	FV / 2018E EBITDA
Celgene Corporation	7.6x	6.6x	12.8x
Biogen Inc.	5.8x	5.4x	10.5x

Shire plc	5.5x	5.1x	11.1x
Regeneron Pharmaceuticals, Inc.	7.6x	6.6x	16.7x
Alexion Pharmaceuticals, Inc.	8.8x	7.4x	14.6x
Vertex Pharmaceuticals Incorporated	10.1x	7.7x	18.7x
Actelion Ltd.	7.2x	6.3x	15.1x
BioMarin Pharmaceutical Inc.	11.9x	9.8x	NM
Incyte Corporation	10.3x	9.2x	NM
Seattle Genetics, Inc.	12.0x	9.4x	NM

Companies which had an EBITDA multiple of greater than 50.0x or less than 0.0x were excluded as outliers and are denoted in this section as “NM”).”

ii.	The sentence immediately preceding the table under the subheading “Selected Transaction Analysis” on page 33 of the Schedule 14D-9 is hereby deleted and replaced with the following sentence:

“The transactions and the resulting Two-Year Forward FV / Revenue multiples considered were as follows:”

iii.	The table under the subheading “Selected Transaction Analysis” on page 33 of the Schedule 14D-9 is hereby deleted and replaced with the following table:

Announcement Date	Acquiror	Target	Two-Year Forward FV / Revenue
March 4, 2015	AbbVie Inc.	Pharmacyclics, Inc.	11.5x
December 8, 2014	Merck & Co., Inc.	Cubist Pharmaceuticals, Inc.	5.9x
August 24, 2014	Roche Holding AG	InterMune, Inc.	14.0x
December 19, 2013	Bayer AG	Algeta ASA	10.4x
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.	7.9x
June 29, 2012	Bristol-Myers Squibb Company and AstraZeneca plc	Amylin Pharmaceuticals, Inc.	7.8x
November 21, 2011	Gilead Sciences, Inc.	Pharmasset, Inc.	NM
February 16, 2011	Sanofi	Genzyme Corporation	4.0x
June 30, 2010	Celgene Corporation	Abraxis BioScience, Inc.	5.8x
May 16, 2010	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.	6.8x
October 6, 2008	Eli Lilly and Company	ImClone Systems Inc.	6.5x
April 10, 2008	Takeda Pharmaceutical Company Limited	Millennium Pharmaceuticals, Inc.	12.0x
December 10, 2007	Eisai Co., Ltd.	MGI PHARMA, INC.	5.5x
November 18, 2007	Celgene Corporation	Pharmion Corporation	4.9x
April 23, 2007	AstraZeneca plc	MedImmune Inc.	9.1x

Item 4 of the Schedule 14D-9 under the subheading “Opinion of Evercore” under the heading “Opinions of Financial Advisors” is hereby amended and restated as follows:

i.	The following is hereby inserted after the sentence “The results of these calculations were as follows:” under the subheading “Selected Peer Group Public Trading Analysis” on page 39 of the Schedule 14D-9:

Enterprise Values/ Net Revenue Multiples
	2017E	2018E
Alexion Pharmaceuticals, Inc.	8.80x	7.34x
Vertex Pharmaceuticals Inc.	10.16x	7.75x
Actelion Pharmaceuticals Ltd.	7.24x	6.30x
BioMarin Pharmaceutical Inc.	11.82x	9.75x
Incyte, Corp.	10.39x	9.31x
Seattle Genetics, Inc.	12.08x	9.58x

ii.	The first table under the subheading “Precedent Transaction Analysis” on page 40 of the Schedule 14D-9 is hereby deleted and replaced with the following table:

Date Announced	Target	Acquiror	TV/NTM Net Revenue multiples
3/4/2015	Pharmacyclics, Inc.	Abbvie, Inc.	16.61x
12/8/2014	Cubist Pharmaceuticals LLC	Merck & Co., Inc.	6.69x
8/24/2014	InterMune, Inc.	Roche Holding AG	29.86x
12/19/2013	Algeta ASA	Bayer Nordic SE	21.58x
8/25/2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.	12.44x
6/29/2012	Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company; AstraZeneca PLC	8.91x
2/16/2011	Genzyme Corporation	Sanofi-Aventis	3.83x
6/30/2010	Abraxis BioScience, Inc.	Celgene Corporation	6.42x
5/16/2010	OSI Pharmaceuticals Inc.	Astellas US Holding, Inc.	7.29x
10/6/2008	ImClone Systems LLC	Eli Lilly and Company	7.87x
4/10/2008	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Company	13.56x
12/10/2007	MGI Pharma, Inc.	Eisai Co., Ltd.	7.44x
11/19/2007	Pharmion Corporation	Celgene Corporation	7.01x
4/23/2007	MedImmune, Inc.	AstraZeneca PLC	9.52x

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIVATION, INC.

By:	/s/ Andrew Powell
Name:	Andrew Powell
Title:	General Counsel and Corporate Secretary

Dated: September 14, 2016